EXHIBIT 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred
Distributions

(in thousands, except ratio amounts)

	Nine Months Ended September 30,				Year Ended December 31,
	2006		2005		2005		2004		2003		2002		2001

Net Income	$107,173		$81,702		$129,903		$127,091		$238,213		$142,202		$131,956
Fixed charges	60,951		49,076		65,263		50,393		44,536		42,424		41,312
Adjusted Earnings	$168,124		$130,778		$195,166		$177,484		$282,749		$184,626		$173,268

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	$60,951		$49,076		$65,263		$50,393		$44,536		$42,424		$41,312
Preferred Distributions	5,742		5,742		7,656		9,674		14,780		7,572		7,125

Combined Fixed Charges and Preferred Distributions	$66,693		$54,818		$72,919		$60,067		$59,316		$49,996		$48,437

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.52	x	2.39	x	2.68	x	2.95	x	4.77	x	3.69	x	3.58	x